UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period May 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated May 6, 2004

2.

News Release dated May 7, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated  May 11, 2004                             Signed: /s/ Christopher Dyakowski

                                                                                   Christopher Dyakowski,

                                                                                             Director

STORM CAT ENERGY COMPLETES $1.5 MILLION PRIVATE PLACEMENT

Storm Cat Energy Corporation (TSX-V: SME)

Suite 3000, 1055 West Georgia St.,

Vancouver, B.C.

V6E 3R3

6 May, 2004

Storm Cat Energy Corporation is pleased to announce the closing of the private placement first announced in the Company’s March 3 , 2004 news release. The non-brokered private placement resulted in gross proceeds to the Company of C$1,500,000, from the issuance of 1,875,000 units at a price of C$0.80 per unit. Each unit consists of one common share and one-half of one warrant, one whole warrant being exercisable at a price of C$1.00 to purchase one common share for one year. The units are subject to four month hold period expiring September 5, 2004.

The C$1,500,000 proceeds from the private placement, less a cash finder’s fee paid to an arm’s length party in the amount of $42,240, will be used for asset acquisition investigations, settlement of outstanding accounts and general corporate overhead over the coming year.

ABOUT STORM CAT ENERGY CORPORATION

Storm Cat Energy is an emerging coal bed methane company with an experienced management and technical team. Storm Cat is focused on acquiring, exploring and developing coal bed methane opportunities both in Asia and North America.

“Chris Dyakowski”

Chris Dyakowski, President

Storm Cat Energy Corporation

FOR FURTHER INFORMATION

Corporate Communications

(800) 908-0006

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Storm Cat Energy Corporation (TSX-V: SME)

Suite 3000, 1055 West Georgia St.,

Vancouver, B.C.

V6E 3R3

7 May, 2004

Storm Cat Clarifies Relationship with “Secret Stock Files” Publication

Storm Cat Energy Corporation is the subject of a recent Stockwatch “Eblast” titled “Urgent Investment Alert from the Other Oracle of Omaha” which reports on the potential for coalbed methane gas development in Mongolia. That report included a website link to a publication titled “Secret Stock Files”. That publication includes statements regarding the future performance of Storm Cat Energy’s stock price and operations.

Storm Cat Energy is not associated with “Secret Stock Files”, its publisher, Angel Publishing LLC, nor its Executive Editor, Michael Schaefer. Nor, does Storm Cat Energy endorse the contents of the subject “Secret Stock Files” report. In addition, readers are cautioned that the subject publication is not in compliance with the policies of the TSX Venture Exchange, nor does it comply with the British Columbia Securities Act.

Persons considering an investment in Storm Cat Energy are advised to review the Company’s official public disclosure record at www.sedar.com and to obtain investment advice from an appropriately registered adviser or dealer.

“Chris Dyakowski”

Chris Dyakowski, President

Storm Cat Energy Corporation

FOR FURTHER INFORMATION

Contact Corporate Communications: 1-800-908-0006

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.